UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of February 2019

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

Board Secretariat’s Office

5/F, Block A2, Northern District, CEA Building

36 Hongxiang 3rd Road, Minhang District

Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	February 19, 2019	By	/s/ Wang Jian
		Name:	Wang Jian
		Title:	Company Secretary

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Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

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Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock code: 00670)

INSIDE INFORMATION

OVERSEAS REGULATORY ANNOUNCEMENT

ON OPERATING DATA FOR JANUARY 2019

This overseas regulatory announcement is made pursuant to Rule 13.09 and Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) and the Inside Information Provisions (as defined under the Listing Rules) under Part XIVA of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

China Eastern Airlines Corporation Limited (the “Company”) and all members of the board of directors confirm that the information contained in this announcement is true, accurate and complete, and no misrepresentations, misleading statements or material omissions are contained herein.

I.	OPERATING DATA

	Estimated	Actual			Total
	amount	amount			estimated	Total actual
	completed	completed			amount	amount
	in	in	Year-		completed	completed	Year-
	January	January	on-year		in January	in January	on-year
	2019	2018	increase		2019	2018	increase

Passenger Transportation Data
ASK (available seat-kilometres) (millions)	22,730.32	19,520.46	16.44%		22,730.32	19,520.46	16.44%
— Domestic routes	14,569.88	12,088.85	20.52%		14,569.88	12,088.85	20.52%
— International routes	7,605.23	6,938.53	9.61%		7,605.23	6,938.53	9.61%
— Regional routes	555.20	493.08	12.60%		555.20	493.08	12.60%

RPK (revenue passenger-kilometres) (millions)	18,341.87	15,402.51	19.08%		18,341.87	15,402.51	19.08%
— Domestic routes	11,678.24	9,674.02	20.72%		11,678.24	9,674.02	20.72%
— International routes	6,209.16	5,341.99	16.23%		6,209.16	5,341.99	16.23%
— Regional routes	454.46	386.49	17.59%		454.46	386.49	17.59%

Number of passengers carried (thousands)	10,687.73	9,116.01	17.24%		10,687.73	9,116.01	17.24%
— Domestic routes	8,868.41	7,566.79	17.20%		8,868.41	7,566.79	17.20%
— International routes	1,483.58	1,263.89	17.38%		1,483.58	1,263.89	17.38%
— Regional routes	335.75	285.33	17.67%		335.75	285.33	17.67%

Passenger load factor (%)	80.69	78.90	1.79	pts	80.69	78.90	1.79	pts
— Domestic routes	80.15	80.02	0.13	pts	80.15	80.02	0.13	pts
— International routes	81.64	76.99	4.65	pts	81.64	76.99	4.65	pts
— Regional routes	81.86	78.38	3.47	pts	81.86	78.38	3.47	pts

Freight Transportation Data
AFTK (available freight tonne-kilometres) (millions)	773.43	640.26	20.80%		773.43	640.26	20.80%
— Domestic routes	289.33	223.32	29.56%		289.33	223.32	29.56%
— International routes	466.78	402.37	16.01%		466.78	402.37	16.01%
— Regional routes	17.31	14.57	18.84%		17.31	14.57	18.84%

RFTK (revenue freight tonne-kilometres) (millions)	232.16	212.75	9.12%		232.16	212.75	9.12%
— Domestic routes	92.10	82.63	11.46%		92.10	82.63	11.46%
— International routes	137.50	127.14	8.15%		137.50	127.14	8.15%
— Regional routes	2.56	2.99	-14.22%		2.56	2.99	-14.22%

Weight of freight carried (million kg)	86. 83	80.53	7.83%		86.83	80.53	7.83%
— Domestic routes	64.65	60.16	7.46%		64.65	60.16	7.46%
— International routes	19.96	17.83	11.91%		19.96	17.83	11.91%
— Regional routes	2.23	2.54	-12.09%		2.23	2.54	-12.09%

Freight load factor (%)	30.02	33.23	-3.21	pts	30.02	33.23	-3.21	pts
— Domestic routes	31.83	37.00	-5.17	pts	31.83	37.00	-5.17	pts
— International routes	29.46	31.60	-2.14	pts	29.46	31.60	-2.14	pts
— Regional routes	14.79	20.49	-5.70	pts	14.79	20.49	-5.70	pts

Consolidated Data
ATK (available tonne-kilometres) (millions)	2,819.16	2,397.10	17.61%		2,819.16	2,397.10	17.61%
— Domestic routes	1,600.62	1,311.32	22.06%		1,600.62	1,311.32	22.06%
— International routes	1,151.25	1,026.83	12.12%		1,151.25	1,026.83	12.12%
— Regional routes	67.28	58.95	14.14%		67.28	58.95	14.14%

RTK (revenue tonne-kilometres) (millions)	1,840.65	1,572.91	17.02%		1,840.65	1,572.91	17.02%
— Domestic routes	1,117.96	937.74	19.22%		1,117.96	937.74	19.22%
— International routes	680.41	598.12	13.76%		680.41	598.12	13.76%
— Regional routes	42.28	37.04	14.16%		42.28	37.04	14.16%

Overall load factor (%)	65.29	65.62	-0.33	pts	65.29	65.62	-0.33	pts
— Domestic routes	69.85	71.51	-1.67	pts	69.85	71.51	-1.67	pts
— International routes	59.10	58.25	0.85	pts	59.10	58.25	0.85	pts
— Regional routes	62.85	62.83	0.01	pts	62.85	62.83	0.01	pts

Note:	Freight transportation data only contained data of bellyhold space in passenger aircraft. The table does not contain data of cargo services.

II.	FLEET STRUCTURE

In January 2019, the Company introduced two aircraft (one A320NEO and one A350-900) and retired one aircraft (one A330-300). As at the end of January 2019, details of the fleet structure of aircraft of the Company were as follows:

					(Units)
				Under
			Under	operating
No.	Model	Self-owned	finance lease	lease	Sub-total
	Wide-body passenger aircraft	26	52	5	83
1	B787-9	0	4	0	4
2	B777-300ER	9	11	0	20
3	A350-900	0	3	0	3
4	A330-200	16	14	0	30
5	A330-300	1	20	5	26

	Narrow-body passenger aircraft	204	210	184	598
6	B737-700	33	12	10	55
7	B737-800	45	71	106	222
8	B737-8MAX	0	13	0	13
9	A319	14	19	2	35
10	A320	69	45	66	180
11	A320NEO	0	16	0	16
12	A321	43	34	0	77

	Total	230	262	189	681

Note:	The 12 business aircraft held under trust of the Company were not included in the fleet.

III.	BRIEF EXPLANATION ON OPERATING DATA

In relation to passenger traffic, passenger transportation capacity (measured by available seat- kilometres) of the Company in January 2019 increased by 16.44% year-on-year, passenger traffic volume (measured by revenue passenger-kilometres) increased by 19.08% year-on-year, and passenger load factor increased by 1.79 percentage points to 80.69% year-on-year.

The freight transportation business of the Company only consists of bellyhold space freight operated through passenger aircraft, and the business is under contractual operation by a subsidiary of the controlling shareholder of the Company. Freight load volume in January 2019 increased by 7.83% year-on-year.

In January 2019, the Company launched new international routes such as Shanghai — Mandalay, Lanzhou — Kunming — Phuket and Shanghai — Hanamaki, and new domestic routes such as Shanghai — Jinggangshan — Kunming, Nanjing — Beihai, Shanghai — Changsha — Wuzhou and Wuhan — Enshi — Guiyang.

IV.	RISK ALERT

The board of directors of the Company hereby reminds investors that the operating data set forth above was compiled in accordance with the Company’s internal information which has not been audited and may be subject to adjustment. The operating data set forth above may differ from the data disclosed in any regular report for the relevant period. The Company reserves its rights to adjust the operating data based on audit findings and the actual situation. The monthly operating data disclosed by the Company only serves as preliminary and periodical data for investors’ reference. Investors are hereby reminded of the investment risks which may result from inappropriate reliance upon or utilization of the information above.

The data set forth above is published on the website of the Shanghai Stock Exchange (www.sse.com.cn), the website of The Stock Exchange of Hong Kong (www.hkex.com.hk) and the column “Investor Relations” under “About China Eastern Airlines — Get to know China Eastern Airlines” on the website of the Company (www.ceair.com).

By order of the Board
CHINA EASTERN AIRLINES CORPORATION LIMITED Wang Jian
Company Secretary
Shanghai, the People’s Republic of China 15 February 2019

As at the date of this announcement, the directors of the Company include Liu Shaoyong (Chairman), Lin Wanli (Independent non-executive Director), Li Ruoshan (Independent non-executive Director), Ma Weihua (Independent non-executive Director), Shao Ruiqing (Independent non-executive Director), Cai Hongping (Independent non-executive Director) and Yuan Jun (Employee Representative Director).

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